1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

January 19, 2021

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	DF Growth REIT II, LLC
Offering Statement on Form 1-A Filed December 23, 2020 File No. 024-11394

Dear Sir/Madam:

This is in response to your letter of November 24, 2020. We have copied below the comments from your letter and provided the company’s response below each comment.

Also enclosed are clean and blacklined versions of the Offering Circular, the LLC Agreement, and the Investment Agreement, reflecting the changes we have made in response to your comments.

This letter, the Offering Circular, and the related documents have also been filed through EDGAR.

Your Comment #1 – Forum Selection Provision, page 11

We note your response to prior comment 1. Please also revise your Investment Agreement and Limited Liability Company Agreement exhibits to reconcile to your disclosure in the offering circular.

Our Response:

Apparently, our correspondence crossed in the mail. The current versions of the Investment Agreement and Limited Liability Company Agreement, attached here and already filed through EDGAR, address your concerns and are consistent with the Offering Circular.

Your Comment #2 – Distributions, page 41

We note your response to prior comment 3. Please revise your disclosure to clarify your distribution policy, including how losses are allocated.

Our Response:

The manner in which the Company will make distributions is summarized in “Summary of Our Business and the Offering – Summary of the Offering” and described extensively in “Securities Being Offered – Distributions.”

Because this is a REIT, there will be no “allocation” of losses.

Your Comment #3 – Financial Statements, page 69

In your next amendment, please include audited financial statements in accordance with Part F/S of Form 1-A.

Our Response:

Financial statements are enclosed.

Your Comment #4 – Signatures, page 72

We reissue prior comment 5:

The signatures should identify each capacity in which the offering statement is being signed including the principal financial officer and principal accounting officer. Please revise. See Form 1-A Instruction to Signatures.

Please indicate the officer acting in the capacities of principal financial officer and principal accounting officer. We note your disclosure on page 27 that Alan Lewis is your chief financial officer.

Our Response:

We have indicated on the signature page that Alan Lewis acts in the capacity of principal financial officer and principal accounting officer.

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae

Enclosure

cc:	Craig Cecilio (w/o encl.)

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